Exhibit 3.11

First Quantum Minerals Ltd.

Consolidated Financial Statements

December 31, 2012 and 2011

(In U.S. dollars, tabular amounts in millions, except where indicated)

Management’s Responsibility for Financial Reporting

The consolidated financial statements of First Quantum Minerals Ltd. and the information contained in the annual report have been prepared by and are the responsibility of the Company’s management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as included in the Handbook of the Canadian Institute of Chartered Accountants and, where appropriate, reflect management’s best estimates and judgments based on currently available information.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conduct an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to approval of the consolidated financial statements.

Signed by	Signed by

Philip K.R. Pascall	Hannes Meyer
Chairman and Chief Executive Officer	Chief Financial Officer

March 5, 2013

Independent Auditor’s Report

To the Shareholders of First Quantum Minerals Ltd.

We have audited the accompanying consolidated financial statements of First Quantum Minerals Ltd., which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011 and the consolidated statements of earnings, comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2012 and December 31, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Quantum Minerals Ltd. as at December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for the years ended December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards.

Signed by

PricewaterhouseCoopers LLP

Chartered Accountants

March 5, 2013

PricewaterhouseCoopers LLP, Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

First Quantum Minerals Ltd.

Consolidated Statements of Earnings

For the years ended December 31, 2012 and 2011

(expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

	Note	2012	2011
Sales revenues	18	2,950.4	2,583.5
Cost of sales	19,20	(1,849.4)	(1,275.5)

Gross profit		1,101.0	1,308.0

Exploration		(49.7)	(73.0)
General and administrative	20	(76.0)	(73.8)
Settlement of RDC claims and sale of assets	21	1,217.9	—
Bond inducement costs	10	—	(48.4)
Other income (expense)	22	(4.3)	7.3

Operating profit		2,188.9	1,120.1

Finance income		23.6	5.3
Finance costs	23	(15.3)	(9.9)

Earnings before income taxes		2,197.2	1,115.5

Income taxes	14	(327.8)	(460.7)

Net earnings for the year		1,869.4	654.8

Net earnings for the year attributable to:
Non-controlling interests		96.5	125.9
Shareholders of the Company		1,772.9	528.9

Earnings per common share
Basic	16	3.74	1.18
Diluted	16	3.72	1.18
Weighted average shares outstanding (000’s)
Basic	16	473,893	447,224
Diluted	16	476,310	449,457
Total shares issued and outstanding (000’s)	15	476,310	476,310

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2012 and 2011

(expressed in millions of U.S. dollars)

	Note	2012	2011
Net earnings for the year		1,869.4	654.8
Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale investments	6	(7.3)	0.2
Tax on unrealized gain (loss) on available-for-sale investments		1.8	—

Comprehensive income for the year		1,863.9	655.0

Total comprehensive income for the year attributable to:
Non-controlling interests		96.5	125.9
Shareholders of the Company		1,767.4	529.1

		1,863.9	655.0

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(expressed in millions of U.S. dollars)

	Note	2012	2011
Cash flows from operating activities
Net earnings for the year		1,869.4	654.8
Items not affecting cash
Depreciation	7	172.3	112.0
Unrealized foreign exchange (gain) loss		1.9	(2.1)
Deferred income tax expense (recovery)		290.4	(13.1)
Income tax expense		37.4	473.8
Share-based compensation expense	17	15.9	8.8
Bond inducement costs	10	—	48.4
Net finance (income) costs		(8.3)	9.9
Settlement of RDC claims and sale of assets	21	(1,217.9)	—
Other		4.1	6.8

		1,165.2	1,299.3
Taxes paid		(458.8)	(598.4)
Change in non-cash operating working capital
(Increase) decrease in trade, other receivables and derivatives		(183.0)	92.3
Increase in inventories		(224.4)	(241.1)
(Increase) decrease in trade and other payables		80.4	(118.9)
Long term incentive plan contributions		(36.9)	(20.9)

		342.5	412.3

Cash flows from investing activities
Purchase of property, plant and equipment		(1,316.7)	(1,049.5)
Deposits on property, plant and equipment		(56.6)	(59.2)
Proceeds from sale of property, plant and equipment		1.6	—
Acquisitions of investments		(46.1)	—
Interest received		3.5	4.1
Proceeds from settlement of RDC claims and sale of assets		736.5	9.9

		(677.8)	(1,094.7)

Cash flows from financing activities
Net movement in trading facility		0.7	(14.6)
Repayments of debt		(5.1)	(83.6)
Proceeds from issuance of senior notes	9	338.8	—
Proceeds on issuance of common shares		—	16.1
Cash paid on bond inducement	10	—	(48.4)
Restricted cash		—	40.4
Dividends paid		(91.0)	(79.3)
Dividends paid to non-controlling interests		(39.0)	(10.8)
Finance lease payments		(3.8)	(3.7)
Interest paid		(8.4)	(26.5)

		192.2	(210.4)

Decrease in cash and cash equivalents		(143.1)	(892.8)
Cash and cash equivalents – beginning of year		452.1	1,344.9

Cash and cash equivalents – end of year	26	309.0	452.1

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Balance Sheets

As at December 31, 2012 and 2011

(expressed in millions of U.S. dollars)

	Note	December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	26	309.0	452.1
Trade and other receivables	4	390.2	238.1
Inventories	5	903.7	649.9
Current portion of other assets	8	230.1	34.0

		1,833.0	1,374.1
Investments	6	55.6	18.0
Property, plant and equipment	7	4,953.6	3,824.4
Promissory note receivable	21	481.8	—
Other assets	8	212.4	81.5

Total assets		7,536.4	5,298.0

Liabilities
Current liabilities
Trade and other payables		355.5	273.4
Current taxes payable		32.5	289.4
Current portion of debt	9	49.1	48.1
Current portion of provisions and other liabilities	11	6.5	11.0

		443.6	621.9
Debt	9	347.7	14.8
Provisions and other liabilities	11	299.2	286.4
Deferred income tax liabilities	14	564.5	206.4

Total liabilities		1,655.0	1,129.5

Equity
Share capital		1,929.6	1,950.6
Retained earnings		3,405.7	1,723.8
Accumulated other comprehensive income (loss)		(4.3)	1.2

Total equity attributable to shareholders of the Company		5,331.0	3,675.6
Non-controlling interests		550.4	492.9

Total equity		5,881.4	4,168.5

Total liabilities and equity		7,536.4	5,298.0

Commitments	27

Approved by the Board of Directors and authorized for issue on March 5, 2013.

Signed by	Signed by

Andrew Adams, Director	Peter St. George, Director

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012 and 2011

(expressed in millions of U.S. dollars)

	Note	2012	2011
Share capital
Common shares
Balance – beginning of year		2,003.8	1,479.3
Shares issued and share options exercised		—	16.1
Conversion of convertible bonds	10	—	508.4

Balance – end of year		2,003.8	2,003.8

Equity portion of convertible bonds
Balance – beginning of year		—	48.3
Conversion of convertible bonds	10	—	(48.3)

Balance – end of year		—	—

Treasury shares
Balance – beginning of year		(68.0)	(57.0)
Restricted and performance stock units vested		6.0	9.9
Shares purchased	15b	(36.9)	(20.9)

Balance – end of year		(98.9)	(68.0)

Contributed surplus
Balance – beginning of year		14.8	15.9
Share-based compensation expense for the year	17a	15.9	8.8
Restricted and performance stock units vested	17a	(6.0)	(9.9)

Balance – end of year		24.7	14.8

Total share capital		1,929.6	1,950.6

Retained earnings
Balance – beginning of year		1,723.8	1,274.2
Earnings for the year attributable to shareholders of the Company		1,772.9	528.9
Dividends		(91.0)	(79.3)

Balance – end of year		3,405.7	1,723.8

Accumulated other comprehensive income
Balance – beginning of year		1.2	1.0
Other comprehensive income (loss) for the year		(5.5)	0.2

Balance – end of year		(4.3)	1.2

Non-controlling interests
Balance – beginning of year		492.9	377.8
Earnings attributable to non-controlling interests		96.5	125.9
Dividends		(39.0)	(10.8)

Balance – end of year		550.4	492.9

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

1	Nature of operations

First Quantum Minerals Ltd. (“First Quantum” or “the Company”) is engaged in the production of copper, nickel, gold, cobalt, platinum-group elements (“PGE”) and acid, and related activities including exploration and development. The Company has operating mines located in Zambia, Australia, Finland and Mauritania. The Company is developing the Sentinel copper project in Zambia, and exploring the Haquira copper deposit in Peru. Operations in the République démocratique du Congo (“RDC”) were suspended in 2010. In March 2012 the Company sold materially all of its ownership interests in the RDC (note 21).

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the London Stock Exchange. The Company is registered and domiciled in Canada, and its registered office is the 8th Floor – 543 Granville Street, Vancouver, BC, Canada, V6C 1X8.

2	Basis of preparation

These consolidated financial statements have been prepared in compliance with IFRS. For these purposes, IFRS comprise the standards issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company has consistently applied the same accounting policies throughout all periods presented.

3	Summary of significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

a)	Basis of measurement

These consolidated financial statements have been prepared under the historical cost convention, with the exception of available-for-sale financial assets which are measured at fair value.

b)	Principles of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (“its subsidiaries”). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of earnings from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The principal operating subsidiaries are Kansanshi Mining Plc (“Kansanshi”), First Quantum Mining and Operations Limited (“FQMO”), Mauritanian Copper Mines SARL (“Guelb Moghrein”), FQM Kevitsa Mining OY (“Kevitsa”) and Ravensthorpe Nickel Operations Pty Ltd. (“Ravensthorpe”). The exploration subsidiaries include Antares Minerals Inc. (“Antares”) and Kalumbila Minerals Limited (“Kalumbila”). All the above operating subsidiaries are 100% owned, with the exception of Kansanshi in which the Company holds an 80% interest.

The Company established an independent trust to purchase the common shares necessary to satisfy the Company’s long-term incentive plan. The Company consolidates the trust as it has the power to govern the financial and operating policies and to obtain the benefits from its activities.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling interest’s share of changes in equity since the date of the combination.

c)	Significant judgments, estimates and assumptions in applying accounting policies

Many of the amounts disclosed in the financial statements involve the use of judgments, estimates and assumptions. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances at the time, having regard to prior experience, and are continually evaluated.

i.	Significant judgments

•	Determination of ore reserves and resources

Judgments about the amount of product that can be economically and legally extracted from the Company’s properties is made by management using a range of geological, technical and economic factors, history of conversion of mineral deposits to proven and probable reserves as well as data regarding quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. This process may require complex and difficult geological judgments to interpret the data. The Company uses qualified persons (as defined by the Canadian Securities Administrators’ National Instrument 43-101) to compile this data.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

Changes in the judgments surrounding proven and probable reserves may impact the carrying value of property, plant and equipment (note 7), restoration provisions (note 12), recognition of deferred income tax amounts (note 14) and depreciation (note 7).

•	Achievement of commercial production – (accounting policy note 3f(i))

Once a mine reaches the operating levels intended by management, depreciation of capitalized costs begins. Significant judgment is required to determine when certain of the Company’s assets reach this level; management consider several factors including: completion of a reasonable period of commissioning; consistent operating results are being achieved at a pre-determined level of design capacity and indications exist that this level will continue; mineral recoveries are at or near expected production level; and the transfer of operations from development personnel to operational personnel has been completed.

On August 18, 2012, the Company determined that the Kevitsa mine was capable of operating at the levels intended by management and a declaration of commercial production was made.

•	Determination of useful lives of assets for depreciation purposes – (accounting policy note 3f)

Significant judgment is involved in the determination of useful life and residual values for long-lived assets that drive the calculation of depreciation charges. Changes in the judgment of useful lives and residual values may impact the depreciation charge shown in the consolidated statements of earnings and in note 7.

•	Taxes – (accounting policy note 3k)

Judgment is required in determining whether deferred income tax assets and liabilities are recognized on the balance sheet. In the normal course of business the Company is subject to assessment by taxation authorities in various jurisdictions. These authorities may have different interpretations of tax legislation or tax agreements than those applied by the Company in computing current and deferred income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions. The final amount of taxes to be paid or recovered depends on a number of factors including the outcome of audits, appeals and negotiation. The Company provides for potential differences in interpretation based a best estimate of the probable outcome of these matters. Changes in these estimates could result in material adjustments to the Company’s current and deferred income taxes.

•	Functional currency – (accounting policy note 3d)

The functional currency of the Company and for each of the Company’s subsidiaries is the United States dollar (“USD”), which is the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and this is re-evaluated for each new entity, or if conditions change.

ii.	Significant accounting estimates and assumptions

Estimates are inherently uncertain and therefore actual results may differ from the amounts included in the financial statements, potentially having a material future effect on the Company’s consolidated financial statements. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

•	Determination of ore reserves and resources and life of mine plan

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s properties. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analyzing geological data such as drilling samples. Following this, the quantity of ore that can be extracted in an economical manner is calculated using data regarding the life of mine plans and forecast sales prices (based on current and long-term historical average price trends).

The majority of the Company’s property, plant and equipment are depreciated over the estimated lives of the assets on a units-of-production basis. The calculation of the units-of-production rate, and therefore the annual depreciation expense could be materially affected by changes in the underlying estimates which are driven by the life of mine plans. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in the commodity prices used in the estimation of mineral reserves.

Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment (note 7), restoration provisions (note 12), recognition of deferred income tax amounts (note 14) and depreciation (note 7).

•	Review of asset carrying values and impairment charges – (accounting policy note 3h)

The Company reviews the carrying value of property, plant and equipment each reporting period to determine whether there is any indication of impairment using both internal and external sources of information. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of earnings.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

External sources of information regarding indications of impairment include considering the changes in market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount or timing of mining interests. Internal sources of information include changes to the life of mine plans and economic performance of the assets.

Management’s determination of recoverable amounts include estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. The calculation of the recoverable amount can also include assumptions regarding the appropriate discount rate and inflation and exchange rates. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects. The carrying value of property, plant and equipment at the balance sheet date is disclosed in note 7 and by mine location in note 24.

•	Estimation of the amount and timing of restoration and remediation costs – (accounting policy note 3i)

Accounting for restoration provisions requires management to make estimates of the future costs the Company will incur to complete the restoration and remediation work required to comply with existing laws, regulations and agreements in place at each mining operation and any environmental and social principles the Company is in compliance with. The calculation of the present value of these costs also includes assumptions regarding the applicable risk-free interest rate for discounting those future cash outflows, inflation and foreign exchange rates and assumptions relating to probabilities of alternative estimates of future cash outflows. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of restoration work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for restoration.

The provision represents management’s best estimate of the present value of the future restoration and remediation costs. The actual future expenditures may differ from the amounts currently provided; any increase in future costs could materially impact the amounts included in the liability disclosed in the consolidated balance sheet. The carrying amount of the Company’s restoration provision is disclosed in note 12.

•	Deferred income taxes – (accounting policy note 3k)

The Company recognizes deferred income tax assets arising from unutilized tax losses which requires management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize those losses, and the timing of this. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. Forecast cash flows are based on life of mine projections.

To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income tax assets. Deferred income tax assets are disclosed in note 14.

d)	Foreign currency translation

The presentation currency and the functional currency of the Company and all of the Company’s operations is the USD. The Company’s foreign currency transactions are translated into USD at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities are translated using period end exchange rates with any gains and losses included in the determination of net earnings. Non-monetary assets and liabilities are translated using historical rates.

e)	Inventories

Product inventories comprise ore in stockpiles; acid and metal work-in-progress; finished acid; finished cathode and metal in concentrate; and gold bullion. Product inventories are recorded at the lower of average cost and net realizable value. Cost includes materials, direct labour, other direct costs and production overheads and depreciation of plant, equipment and mineral properties directly involved in the mining and production processes. Waste rock stripping costs related to production are inventoried as incurred.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When the circumstances that caused the write down no longer exist, or when there is clear evidence of an increase in net realizable value because of changed economic circumstances the amount of the write down is reversed.

Consumable stores are valued at the lower of purchase cost and net realizable value and recorded as a current asset.

Inventories on hand that will not be processed within one year are classified as long-term.

f)	Property, plant and equipment

i)	Mineral properties and mine development costs

Exploration and evaluation costs are expensed in the period incurred. Property acquisition costs are capitalized. Development costs relating to specific properties are capitalized once management determines the property will be developed. A development decision is made based upon consideration of project economics, including future metal prices, reserves and resources, and estimated operating and capital costs. Capitalization of costs incurred and revenue received during production ceases when the property is capable of operating at levels intended by management.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

Property acquisition and mine development costs, including costs incurred during the production phase to increase future output by providing access to additional reserves, are deferred and depreciated on a units-of-production basis over the component of the reserves to which they relate.

ii)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Costs recorded for assets under construction include all expenditures incurred in connection with the development and construction of the assets. No depreciation is recorded until the assets are substantially complete and ready for productive use. Where relevant, the Company has estimated residual values on certain plant and equipment.

Property, plant and equipment are depreciated using either the straight-line or units-of-production basis over the shorter of the estimated useful life of the asset or the life of mine. The major asset categories of depreciable assets and their estimated useful lives are as follows:

Computer equipment and software	30-33%
Office equipment	33%
Furniture and fittings	15%
Buildings	2%-5%
Motor vehicles	20-25%

Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is depreciated and recapitalized as development costs attributable to the related asset.

iii)	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of the asset until such time as the asset is substantially complete and ready for its intended use or sale. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

g)	Finance leases

Finance leases which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item are capitalized at the inception of the lease at the fair value of the leased asset, or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the lease liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are reflected in net earnings. The depreciation policy for leased assets is consistent with that for similar assets owned.

h)	Asset impairment

The Company performs impairment tests on property, plant and equipment, mineral properties and mine development costs when events or changes in circumstances occur that indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong. Cash generating units are individual operating mines or exploration and development projects.

Recoverable amount is the higher of fair value less costs to sell and value in use. Fair value less costs to sell is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to present value, assumptions used are those that an independent market participant would consider appropriate. Value in use is the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of earnings.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in net earnings immediately.

i)	Restoration provisions

The Company recognizes liabilities for constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of assets. Provisions are measured at the present value of the expected expenditures required to settle the obligation using a pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time and adjusted for changes to the current market-based risk-free discount rate, and the amount or timing of the underlying cash flows

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

needed to settle the obligation. The associated restoration costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the expected useful life of the asset.

j)	Revenue recognition

The Company produces copper cathode, copper, nickel, gold, cobalt and PGE in concentrate and gold bullion. Copper, nickel, gold, cobalt and PGE products are sold under pricing arrangements where final prices are set at a specified date based on market prices. Revenues are recognized when title and risk pass to the customer. Changes between the prices recorded upon recognition of revenue and the final price due to fluctuations in metal market prices result in the existence of an embedded derivative in the accounts receivable. This embedded derivative is recorded at fair value, with changes in fair value classified as a component of cost of sales.

k)	Current and deferred income taxes

Current tax expense is calculated using income tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the liability method. Deferred income tax liabilities are generally recognized for all taxable temporary differences, and deferred income tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on income tax rates and income tax laws that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred income tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

l)	Share-based compensation

The Company grants equity settled performance stock units (“PSUs”) and equity settled restricted stock units (“RSUs”) under its long-term incentive plan and share options under its share option plan to directors and employees. The Company expenses the fair value of PSUs, RSUs and share options granted over the vesting period.

PSUs typically vest at the end of a three year period if certain performance and vesting criteria, based on the Company’s share price performance relative to a representative group of other mining companies, have been met. The fair value of PSUs is determined using a valuation model that takes into account, as of the grant date, the expected life of the PSU, expected volatility, expected dividend yield, and the risk-free interest rate over the life of the PSU to generate potential outcomes for share prices, which are used to estimate the probability of the PSUs vesting at the end of the performance measurement period.

RSUs typically vest at the end of a three year period and the fair value of RSUs is determined by reference to the share price of the Company at the date of grant.

m)	Earnings per share

Earnings per share are calculated using the weighted average number of shares outstanding during the period. Shares acquired under the long-term incentive plan are treated as treasury shares and are deducted from the number of shares outstanding for the calculation of basic earnings per share. Diluted earnings per share are calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

n)	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, trade receivables, investments, promissory note receivable, trade payables and accrued liabilities, debt, convertible bonds and derivative instruments.

i)	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and other short-term investments with initial maturities of less than three months. It excludes cash subject to restrictions under debt facilities. Cash and cash equivalents and restricted cash have been classified as loans and receivables.

ii)	Trade receivables and promissory note receivable

Trade receivables and promissory note receivable are classified as loans and receivables and accordingly are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

iii)	Investments

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

Investments are recognized initially at fair value on the trade date, plus, in the case of investments that are not at fair value through profit or loss, directly attributable transaction costs. Investments are designated as available-for-sale and are normally measured at the reporting date at fair value. Fair value is determined in the manner described in note 25. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost. Unrealized gains and losses on the marketable securities are recognized in other comprehensive income, until the security is disposed of or is determined to be impaired at which time the cumulative gain or loss previously recognized is included in the consolidated statement of earnings. Dividends on available-for-sale equity investments are recognized in the income statement when the right to receive payment is established.

iv)	Derivatives and hedging

A portion of the Company’s metal sales is sold on a provisional basis whereby sales are recognized at prevailing metal prices when title transfers to the customer and final pricing is not determined until a subsequent date, typically two months later. The Company enters into derivative contracts to directly offset the exposure to final pricing adjustments on the provisionally priced contracts. The Company also periodically enters into derivative instruments to mitigate exposure to foreign exchange rates and interest rates. The Company does not apply hedge accounting. Derivative financial instruments, including embedded derivatives, are classified as fair value through profit or loss and measured at fair value as determined by active market prices and valuation models, as appropriate. Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining these assumptions, the Company uses readily observable market inputs where available or, where not available, inputs generated by the Company. Changes in the fair value of derivative instruments are recorded in the consolidated statement of earnings.

v)	Trade and other payables and debt

Trade payables and debt are classified as other financial liabilities and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. For debt, any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the consolidated statement of earnings over the period to maturity using the effective interest rate method.

vi)	Impairment of financial assets

Financial assets are assessed for indicators of impairment at each reporting date. Financial assets are impaired where there is objective evidence that as a result of one or more events that occurred after the initial recognition of the financial asset the estimated future cash flows of the investment have been impacted. For loans and receivables, the amount of impairment is the difference between the asset’s carrying value and the present value of estimated future cash flows, discounted at the original effective interest rate. Any impairment loss is recognized in the consolidated statement of earnings immediately.

With the exception of available-for-sale investments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the comprehensive statement of earnings to the extent that the carrying amount of the investment at the date of impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of available-for-sale equity securities, impairment losses previously recognized in the consolidated statement of earnings are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

o)	Accounting standards issued but not yet effective

Standards and interpretations issued but not yet effective up to the date of issuance of the financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date.

•	IAS 1 – Financial statement presentation – Presentation of Items of Other Comprehensive Income.

The amendments of IAS 1 change the grouping of items presented in other comprehensive income. Items that could be reclassified (or ‘recycled’) to net earnings at a future point in time would be presented separately from items that will never be reclassified. The amendment becomes effective for annual periods beginning on or after July 1, 2012. The amendment affects presentation only and has no impact on the Company’s financial position or performance. The Company does not anticipate these amendments to have a significant impact on its consolidated financial statements.

•	IFRS – 9 Financial instruments: Classification and Measurement

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and amended in October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than in net earnings, unless this creates an accounting mismatch. The standard becomes effective for annual periods beginning on or after January 1, 2015. The Company does not anticipate the adoption of IFRS 9 to have a significant impact on its consolidated financial statements.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

•	IFRS 10 – Consolidated Financial Statements

The amendments of IFRS 10 change the definition of control under IFRS so that the same criteria are applied to all entities to determine control. The standard becomes effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate the adoption of IFRS 10 to have a significant impact on its consolidated financial statements.

•	IFRS11 – Joint Arrangements

The amendments of IFRS 11 reduce the types of joint arrangement to two: joint ventures and joint operations. IFRS11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. The standard becomes effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate the adoption of IFRS 11 to have a significant impact on its consolidated financial statements.

•	IFRS 12 – Disclosure of Interest in Other Entities

The amendments of IFRS 12 sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates. The standard becomes effective for annual periods beginning on or after January 1, 2013. The amendment affects presentation only and has no impact upon the Company’s financial position or performance. The Company does not anticipate the adoption of IFRS 12 to have a significant impact on its consolidated financial statements.

•	IFRS 13 – Fair Value Measurement

This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The standard becomes effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate the adoption of IFRS 13 to have a significant impact on its consolidated financial statements.

•	IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

The Interpretation of IFRIC 20 gives clarification on the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact the new guidance will have on its consolidated financial statements.

4	Trade and other receivables

	December 31, 2012	December 31, 2011
Trade receivables and other receivables	319.9	175.0
VAT receivable	70.3	63.1

	390.2	238.1

5	Inventories

	December 31, 2012	December 31, 2011
Ore in stockpiles	158.1	95.1
Work-in-progress	27.2	14.3
Finished product	324.8	230.2

Total product inventory	510.1	339.6
Consumable stores	393.6	310.3

	903.7	649.9

During the year $1,667.5 million (December 31, 2011 – $1,177.0 million) of inventory was expensed in cost of sales.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

6	Investments

	December 31, 2012	December 31, 2011
Equity securities – at cost	16.0	9.5
Equity securities – at fair value	35.6	4.4
Asset-backed commercial paper	4.0	4.1

	55.6	18.0

The following table summarizes the movements in the fair value of investments:

	2012	2011
Balance – beginning of year	18.0	18.0
Additions	46.1	—
Disposals	—	(0.2)
Gain (loss) in fair value	(8.5)	0.2
Balance – end of year	55.6	18.0

During the year the loss in fair value of available-for-sale investments was $7.3 million (December 31, 2011: gain of $0.2 million), which is included in the above gain (loss) in fair value of investments.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

7	Property, plant and equipment

			Mineral properties and mine development costs
	Plant and equipment	Capital work- in-progress	Operating mines	Development projects	Total
Cost
As at January 1, 2011	1,548.3	337.1	48.7	1,289.7	3,223.8
Additions	—	1,078.9	—	—	1,078.9
Disposals	(17.9)	—	—	—	(17.9)
Transfers between categories	478.1	(507.8)	265.9	(236.2)	—
Restoration provisions	—	—	58.8	59.0	117.8
Capitalized interest	5.5	1.9	—	19.7	27.1
Capitalized depreciation	—	12.1	—	—	12.1

As at December 31, 2011	2,014.0	922.2	373.4	1,132.2	4,441.8
Additions	—	1,314.8	—	—	1,314.8
Disposals	(16.0)	—	—	—	(16.0)
Transfers between categories	792.6	(934.7)	390.6	(248.5)	—
Restoration provisions	—	—	8.2	3.2	11.4
Capitalized interest	—	1.6	—	—	1.6

As at December 31, 2012	2,790.6	1,303.9	772.2	886.9	5,753.6

Accumulated depreciation
As at January 1, 2011	(456.8)	—	(36.1)	—	(492.9)
Depreciation charge	(107.3)	—	(4.7)	—	(112.0)
Capitalized depreciation	(12.1)	—	—	—	(12.1)
Disposals	4.5	—	—	—	4.5
Other	(4.9)	—	—	—	(4.9)

As at December 31, 2011	(576.6)	—	(40.8)	—	(617.4)
Depreciation charge	(137.8)	—	(34.5)	—	(172.3)
Disposals	12.3	—	—	—	12.3
Other	(22.6)	—	—	—	(22.6)

As at December 31, 2012	(724.7)	—	(75.3)	—	(800.0)

Net book value
As at December 31, 2011	1,437.4	922.2	332.6	1,132.2	3,824.4

As at December 31, 2012	2,065.9	1,303.9	696.9	886.9	4,953.6

During the year $1.6 million (December 31, 2011 – $27.1 million) of interest was capitalized relating to qualifying assets. The amount capitalized in 2012 was determined by applying the weighted average cost of borrowings of 7.71% to the accumulated qualifying expenditures on mining interests. The amount capitalized in 2011 related to interest costs directly attributable to the qualifying assets under development with the cost of borrowing rate of 8.74%.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

8	Other assets

	December 31, 2012	December 31, 2011
Deposits on property, plant and equipment	115.8	59.2
Deferred income tax assets (note 14)	81.1	11.3
Derivative instruments (note 25)	5.0	5.1
Prepaid and other expenses	225.1	28.9
Other	15.5	11.0

Total other assets	442.5	115.5
Less: current portion of other assets	(230.1)	(34.0)

	212.4	81.5

Current portion consists of:
Derivative instruments (note 25)	5.0	5.1
Prepaid income taxes	164.4	—
Prepaid expenses	60.7	28.9

	230.1	34.0

9	Debt

	December 31, 2012	December 31, 2011
Drawn debt
Senior notes (a)	339.1	—
Kansanshi subordinated debt facility (b)	14.8	19.3
Short-term borrowings (c)	42.6	43.3
Other	0.3	0.3

Total	396.8	62.9
Less: current portion of debt facilities and short-term debt	(49.1)	(48.1)

	347.7	14.8

Undrawn debt
Kevitsa facility (d)	250.0	250.0
Short-term borrowings (c)	67.4	66.7
Kansanshi senior term and revolving facility (e)	1,000.0	—

The scheduled future minimum principal repayments are as follows:

$
2013	49.1
2014	6.8
2015	6.6
2016	1.6
2017	1.6
Thereafter	331.1

396.8

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

a)	Senior Notes

In October 2012, the Company completed a public offering of $350 million in senior notes due in 2019, bearing interest at an annual rate of 7.25%. The cash received from the offering of $338.8 million is net of issue and transaction costs of $11.2 million; issue costs of $0.3 million have been expensed between the date of offering and the balance sheet date.

The notes are guaranteed on a subordinated basis by certain subsidiaries of the Company. The Company may redeem some or all of the notes at any time on or after October 15, 2015 at redemption prices ranging from 105.438% in the first year to 100% in the final year, plus accrued interest. Although part of this redemption feature indicates the existence of an embedded derivative, the value of this is not significant. Prior to October 15, 2015, the notes may be redeemed at 100% plus a make-whole premium, and accrued interest. In addition, until October 15, 2015, the Company may redeem up to 35% of the principal amount of notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 107.25% plus accrued interest.

The Company is subject to certain restrictions on asset sales, payments, and incurrence of indebtedness and issuance of preferred stock.

b)	Kansanshi subordinated debt facility

Kansanshi entered into a €34.0 million subordinated debt facility in December 2003 to finance the Kansanshi project. This facility is repayable in nine equal annual payments commencing October 31, 2007. The facility has a principal amount outstanding of €11.3 million (December 31, 2011 – €15.1 million). The carrying amount shown above of $14.8 million (December 31, 2011 – $19.3 million) is net of issue and transaction costs of €0.1 million (December 31, 2011 – €0.2 million).

Interest is calculated annually, within a range of 3.2% to 13.2%, based on the average LME cash copper price for the preceding calendar year. The interest rate is at its lower limit at a realized copper price of less than $1,300 per tonne and increases incrementally until the copper price reaches its $2,200 per tonne upper limit. Indexation to the price of copper results in the existence of an embedded derivative. This embedded derivative is recorded at fair value at each period with changes in fair value recorded as a component of net earnings disclosed within finance costs.

c)	Short-term borrowings

In 2010, the Company’s metal marketing division entered into two uncommitted borrowing facilities totalling $110.0 million. The facilities are used to finance purchases and the term hedging of copper and gold undertaken by the metal marketing division. Interest on the facilities is calculated at the bank’s benchmark rate plus 1.75%. The loans are collateralized by physical inventories.

d)	Kevitsa facility

In March 2011, a subsidiary of the Company entered into a $250.0 million project loan collateralized by the assets and offtake agreements of the Kevitsa project. The facility is available in two tranches. Tranche A of $175.0 million is required to be repaid in equal annual instalments over four years starting March 31, 2013, and tranche B of $75.0 million is required to be repaid on September 30, 2017. The funds are to be used to finance the development of the Kevitsa mine. Interest on the Kevitsa facility is to be calculated at LIBOR plus 3.5%.

e)	Kansanshi senior term and revolving facility

In March 2012, Kansanshi entered into a $300.0 million senior term loan (the “term loan”) and a $700.0 million revolving credit facility (the “facility”) to finance the Kansanshi expansion projects and the copper smelter project collateralized by the assets and offtake agreements of Kansanshi. The term loan is repayable in six equal semi-annual instalments commencing on July 25, 2014 and interest is calculated at a rate equal to three year LIBOR plus 3%. The revolving facility is required to be repaid by January 24, 2017 and interest is calculated at a rate of either the three or six month LIBOR plus 3%.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

10	Convertible bonds

In June 2009, the Company issued $500.0 million in 6% convertible bonds (the “Bonds”) due June 19, 2014 for net proceeds of $488.0 million after payment of commissions and expenses related to the offering. The Bonds bore interest at 6% per annum, payable semi-annually in equal instalments.

On July 27, 2011, the Company announced a voluntary incentive payment offer in relation to the Bonds. The offer included a cash payment of $8,088.91 per $100,000 in principal amount of the Bonds (the “Incentive Payment”) and a cash payment of $1,410.68 per $100,000 in principal amount of the Bonds (the “Conversion Price Adjustment Payment”) to convert any or all of the convertible bonds due 2014. The incentive offer period expired on July 28, 2011 with 99.98% of the bondholders accepting the conversion offer. The offer was later extended to the remaining bondholder who accepted the offer in November 2011.

On August 4, 2011, the Company issued 44,777,735 common shares and on December 5, 2011 the Company issued 8,957 common shares. The $460.0 million convertible debt liability and the $48.3 million equity component of the convertible debt have been transferred to common share capital. The incentive payment and other transactions costs of $48.4 million have been recognized in the statement of earnings in 2011.

	2012	2011
Convertible bonds
As at January 1	—	452.1
Accretion expense	—	7.9
Transferred to common share capital	—	(460.0)

As at December 31	—	—

Equity
As at January 1	—	48.3
Transferred to common share capital	—	(48.3)

As at December 31	—	—

11	Provisions and other liabilities

	December 31, 2012	December 31, 2011
Derivative instruments (note 25)	3.9	8.4
Restoration provisions (note 12)	270.5	252.5
Finance leases (note 13)	27.2	28.6
Other	4.1	7.9

Total other liabilities	305.7	297.4
Less: current portion	(6.5)	(11.0)

	299.2	286.4

Current portion consists of:
Derivative instruments	3.4	7.3
Restoration provisions (note 12)	0.6	1.3
Finance leases (note 13)	2.1	1.9
Other	0.4	0.5

	6.5	11.0

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

12	Restoration provisions

The Company has restoration and remediation obligations associated with its operating mines, processing facilities and development projects. The following table summarizes the movements in the restoration provisions:

	2012	2011
As at January 1	252.5	131.1
Changes in estimate	11.4	117.8
Accretion expense	6.6	3.6

As at December 31	270.5	252.5
Less: current portion	(0.6)	(1.3)

	269.9	251.2

The restoration provisions have been recorded initially as a liability based on management’s best estimate of cash flows, using a risk-free discount rate between 0.7% and 3.0% and an inflation factor between 2.8% and 4.0%. Payments are expected to occur over the life of each of the operating mines over a period of approximately 30 years.

13	Finance leases

The Company has two finance leases for plant and equipment. The carrying value of the leased assets as of the balance sheet date was as follows:

	December 31, 2012	December 31, 2011
Cost	30.0	30.0
Less: accumulated depreciation	(6.4)	(3.2)

Net carrying value of finance lease agreements	23.6	26.8

The present value of future minimum lease payments under non-cancellable finance lease agreements was as follows:

	December 31, 2012		December 31, 2011
	Discounted	Undiscounted	Discounted	Undiscounted
Within one year	2.1	3.8	1.9	3.7
After one year but not more than five years	10.0	15.2	9.2	14.9
More than five years	15.1	19.9	17.5	23.3

Total minimum lease payments	27.2	38.9	28.6	41.9

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

14	Income taxes

The significant components of the Company’s income tax expense are as follows:

	2012	2011
Current income tax expense	37.4	473.8
Deferred income expense (recovery)	290.4	(13.1)

	327.8	460.7

The income taxes shown in the consolidated statements of earnings differ from the amounts obtained by applying statutory rates to the earnings before income taxes due to the following:

	2012		2011
	Amount $	%	Amount $	%
Earnings before income taxes	2,197.2		1,115.5

Income taxes at Canadian statutory rates	549.3	25	295.6	27
Settlement of RDC claims and sale of assets (b)	(304.5)	(14)	—	—
Effect of Zambian variable tax (a)	95.9	4	139.4	12
Recognition of previously unrecognized losses	(81.8)	(4)	—	—
Difference in foreign tax rates	38.6	2	41.7	4
Non-deductible expenses	37.7	2	43.7	4
Losses not recognized	(5.5)	—	(30.4)	(3)
Foreign tax holiday (c)	(1.9)	—	(29.3)	(3)

Income tax expense	327.8	15	460.7	41

a)	Included in the current and deferred income tax expense are amounts relating to the variable profit tax (“VPT”) introduced in Zambia in 2008. The VPT causes an increase in the effective tax rate from the 30% base income tax rate for the Company to 43%.
b)	Settlement of the RDC claims (note 21) has no associated tax liability.
c)	Guelb Moghrein was subject to a five year tax holiday with the Mauritanian government. Guelb Moghrein has been subject to Mauritanian income taxes on income earned subsequent to February 2012.

The deferred income tax assets and liabilities included on the balance sheet are as follows:

	2012	2011
Deferred income tax assets	81.1	11.3
Deferred income tax liabilities	(564.5)	(206.4)

	(483.4)	(195.1)

The significant components of the Company’s deferred income taxes are as follows:

	2012	2011
Temporary differences relating to property, plant and equipment and finance leases	(807.0)	(291.4)
Unused operating losses	272.4	13.2
Temporary differences relating to non-current liabilities (including restoration provisions)	36.7	84.5
Temporary differences relating to inventory	5.2	3.1
Other	9.3	(4.5)

Net deferred income tax liabilities	(483.4)	(195.1)

The Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

above noted deferred income tax assets. The Company has operating loss carry-forwards that may be available for tax purposes in Canada totalling $146.1 million (December 31, 2011 – $195.2 million) expiring between 2014 and 2032.

The Company has non-Canadian resident subsidiaries that have undistributed earnings of $3,982.5 million (December 31, 2011 – $2,168.4 million). These undistributed earnings are not expected to be repatriated in the foreseeable future and the Company has control over the timing of such, therefore taxes that may apply on repatriation have not been provided for.

15	Share capital

a)	Common shares

Authorized

Unlimited number of common shares without par value.

Issued

Number of shares (000’s)
Balance as at January 1, 2011	430,878
Share options exercised	17
Conversion of convertible bonds (i)	44,787
Shares issued (ii)	628

Balance as at December 31, 2011 and December 31, 2012	476,310

i)	Conversion of convertible bonds

The convertible bonds were converted into common shares of the Company during 2011 (note 10).

ii)	Lusaka stock exchange listing

On July 20, 2011 the Company issued 628,395 common shares for gross proceeds of $15.9 million in connection with a listing of depositary receipts on the Lusaka Stock Exchange in Zambia (the “LuSE”). These shares, together with 7,700 common shares in the capital of the Company purchased on the open market, will underlie the depositary receipts. The depositary receipts are held by Zambian investors and employees and trade under the LuSE Symbol “FQM”.

b)	Treasury shares

The Company established an independent trust to purchase, on the open market, the common shares pursuant to the long-term incentive plan (note 17). The Company consolidates the trust as it constitutes a special purpose entity. Consequently, shares purchased by the trust to satisfy obligations under the long-term incentive plan are recorded as treasury shares in shareholders’ equity. Generally, dividends received on shares held in the trust will be paid to plan participants in cash as received.

Number of shares (000’s)
Balance as at January 1, 2011	3,755
Shares purchased	950
Shares vested	(748)

Balance as at December 31, 2011	3,957
Shares purchased	1,734
Shares vested	(1,024)

Balance as at December 31, 2012	4,667

c)	Dividends

On March 6, 2012, the Company declared a final dividend payment of C$0.1277 per share or $61.4 million in respect of the financial year ended December 31, 2011 (March 15, 2011 – C$0.1206 per share or $53.5 million).

On August 1, 2012, the Company declared an interim dividend of C$0.0603 per share or $29.6 million in respect of the financial year ended December 31, 2012 (August 8, 2011 – C$0.0533 per share or $25.8 million).

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

16	Earnings per share

	2012	2011
Basic and diluted earnings attributable to shareholders of the Company	1,772.9	528.9

Basic weighted average number of shares outstanding (000’s of shares)	473,893	447,224
Effect of dilutive securities:
Treasury shares	2,417	2,233

Diluted weighted average number of shares outstanding (000’s of shares)	476,310	449,457

Earnings per common share – basic	3.74	1.18
Earnings per common share – diluted	3.72	1.18

17	Share-based compensation

a)	Long-term incentive plan

The Company has a long-term incentive plan (the “Plan”), which provides for the issuance of performance stock units (“PSUs”) and restricted stock units (“RSUs”) in such amounts as approved by the Company’s Compensation Committee. Included in general and administrative expense is share-based compensation expense of $15.9 million (December 31, 2011 – $8.8 million) related to this Plan.

Under the Plan, each PSU entitles participants, which includes directors, officers, and employees, to receive up to one-and-a-half common shares of the Company at the end of a three year period if certain performance and vesting criteria, which are based on the Company’s performance relative to a representative group of other mining companies, have been met. The fair value of each PSU is recorded as compensation expense over the vesting period. The fair value of each PSU is estimated using a Monte Carlo Simulation approach. A Monte Carlo Simulation is a technique used to approximate the probability of certain outcomes, called simulations, based on normally distributed random variables and highly subjective assumptions. This model generates potential outcomes for stock prices and allows for the simulation of multiple stocks in tandem resulting in an estimated probability of vesting.

Under the Plan, each RSU entitles the participant to receive one common share of the Company subject to vesting criteria. RSU grants typically vest fully at the end of the three year period. The fair value of each RSU is recorded as compensation expense over the vesting period. The fair value of each RSU is estimated based on the market value of the Company’s shares at the grant date and an estimated forfeiture rate of 11.5% (December 31, 2011 – 11.5%).

	2012	2011
	Number of units (000’s)	Number of units (000’s)
Performance stock units
Outstanding – beginning of year	2,106	1,898
Granted	1,064	654
Vested	(522)	(314)
Forfeited	(129)	(132)

Outstanding – end of year	2,519	2,106

Restricted stock units
Outstanding – beginning of year	1,699	1,637
Granted	1,107	626
Vested	(502)	(435)
Forfeited	(210)	(129)

Outstanding – end of year	2,094	1,699

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

The following assumptions were used in the Monte Carlo Simulation model to calculate compensation expense in respect of the PSUs granted:

	2012	2011
Risk-free interest rate	1.08%	1.90%
Vesting period	3 years	3 years
Expected volatility	59.2%	77.5%
Expected forfeiture per annum	4%	4%
Weighted average probability of vesting	47.1%	36.2%

b)	Key management compensation

Key management personnel include the members of the senior management team and directors.

	2012	2011
Salaries, fees and other benefits	4.5	4.0
Bonus payments	2.0	2.0
Share-based compensation	2.4	3.7

Total compensation paid to key management	8.9	9.7

18	Sales revenues by nature

	2012	2011
Copper	2,232.2	2,317.9
Nickel	396.5	—
Gold	296.4	240.9
PGE and other elements	25.3	24.7

	2,950.4	2,583.5

19	Cost of sales

	2012	2011
Costs of production	(1,797.1)	(1,192.0)
Movement in inventory	120.0	28.5
Depletion and amortization	(172.3)	(112.0)

	(1,849.4)	(1,275.5)

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

20	Expenses by nature

	2012	2011
Raw materials and consumables	(772.4)	(644.8)
Employment costs, benefits and contractors	(468.7)	(342.7)
Repairs and maintenance	(181.6)	(155.1)
Depreciation	(172.3)	(112.0)
Freight	(122.1)	(38.1)
Royalties	(147.4)	(80.8)
Utilities	(58.9)	(46.3)
Travel	(17.4)	(16.0)
Other	(104.6)	(38.4)
Increase in inventories	120.0	124.9

	(1,925.4)	(1,349.3)

Expenses presented above include cost of sales and general and administrative.

21	Settlement of RDC claims and sale of assets

On January 5, 2012 the Company reached an agreement with Eurasian Natural Resources Corporation PLC (“ENRC”) to dispose of its residual RDC assets for $1.25 billion. The transaction closed on March 2, 2012.

The Company received consideration of $750.0 million in cash and a three-year $500.0 million promissory note. The promissory note is payable on March 2, 2015 and bears interest at a rate of 3% per annum payable annually in arrears. As part of the transaction, First Quantum, ENRC, the RDC Government, International Finance Corporation (“IFC”) and Industrial Development Corporation (“IDC”) have also settled all disputes relating to the companies being sold and their assets and operations in the RDC.

The net settlement amount received has not given rise to a tax liability and accordingly reduces the Company’s overall effective tax rate for the period.

A reconciliation of the proceeds of the settlement is as follows:

Received in cash	750.0
Fair value of three-year promissory note	475.0

1,225.0
Payments made to IFC and IDC	(14.0)
Transaction costs	(4.6)
Net liabilities disposed of	11.5

Settlement of RDC claims and sale of assets	1,217.9

The promissory note receivable from ENRC is measured at amortized cost using the effective interest rate method and is accreted to face value over the original term using an annual effective interest rate of 1.72%. Interest income on the note for the year ended December 31, 2012 was $5.6 million, net of $6.8 million of accretion. The accrued interest receivable at December 31, 2012 of $12.5 million is included within other assets.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

22	Other income (expense)

	2012	2011
Foreign exchange gain (loss)	(7.3)	6.2
Loss on sale of assets	(2.1)	(5.1)
Sundry income	5.1	6.2

	(4.3)	7.3

23	Finance costs

	2012	2011
Interest expense on debt and finance leases	(9.5)	(7.0)
Interest expense on convertible bonds	—	(25.2)
Interest expense other	(0.8)	(0.9)
Accretion on restoration provision	(6.6)	(3.6)
Other finance costs	—	(0.3)

Total finance costs	(16.9)	(37.0)
Less: interest capitalized	1.6	27.1

	(15.3)	(9.9)

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

24	Segmented information

The Company’s reportable operating segments are individual mine development projects or operations, being Kansanshi, Guelb Moghrein, Ravensthorpe, Kevitsa, Sentinel and Corporate. Each of these mines and development projects report information separately to the CEO, the chief operating decision maker.

The corporate segment is responsible for the evaluation and acquisition of new mineral properties, regulatory reporting, treasury and finance and corporate administration. Included in the corporate segment is the Company’s metal marketing division which purchases and sells third party material.

The Company’s operations are subject to seasonal aspects, in particular the rain season in Zambia. The rain season in Zambia generally starts in November and continues through April, with the heaviest rainfall normally experienced in the months of January, February and March. As a result of the rain season, mine pit access and the ability to mine ore is lower in the first quarter of the year than other quarters and the cost of mining is higher.

For the year ended December 31, 2012, segmented information is presented as follows:

	Kansanshi	Guelb Moghrein	Ravensthorpe	Kevitsa	Sentinel	Corporate	Total
Segmented revenues	1,979.9	394.4	387.7	72.1	—	219.2	3,053.3
Less inter-segment revenues	—	—	—	—	—	(102.9)	(102.9)

Sales revenues	1,979.9	394.4	387.7	72.1	—	116.3	2,950.4
Cost of sales
Costs of production	(1,053.6)	(235.6)	(356.6)	(40.0)	—	(111.3)	(1,797.1)
Movement in inventory	83.7	(6.4)	48.4	9.1	—	(14.8)	120.0
Depreciation	(80.6)	(34.7)	(37.0)	(17.3)	—	(2.7)	(172.3)

Segmented gross profit (loss)	929.4	117.7	42.5	23.9	—	(12.5)	1,101.0
Other	(14.1)	(10.0)	2.8	(6.4)	—	1,115.6	1,087.9

Segmented operating profit	915.3	107.7	45.3	17.5	—	1,103.1	2,188.9
Net finance income (costs)	(3.0)	(0.1)	(4.3)	(1.5)	—	17.2	8.3

Segmented profit before undernoted items	912.3	107.6	41.0	16.0	—	1,120.3	2,197.2
Income taxes	(380.7)	6.1	13.1	9.0	—	24.7	(327.8)
Non-controlling interests	(96.7)	—	—	—	—	0.2	(96.5)

Segmented profit	434.9	113.7	54.1	25.0	—	1,145.2	1,772.9

Property, plant and equipment	1,670.6	208.6	939.3	810.0	692.3	632.8	4,953.6
Total assets	2,685.3	378.9	1,155.1	914.5	851.7	1,550.9	7,536.4
Total liabilities	798.0	52.7	226.9	36.3	71.4	469.7	1,655.0
Capital expenditures	755.2	32.5	59.8	171.4	271.6	26.2	1,316.7

The Sentinel project was under development at December 31, 2012. The exploration and development costs related to this property are capitalized.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

For the year ended December 31, 2011, segmented information is presented as follows:

	Kansanshi	Guelb Moghrein	Ravensthorpe	Kevitsa	Sentinel	Corporate	Total
Segmented revenues	2,048.3	346.2	—	—	—	299.6	2,694.1
Less inter-segment revenues	—	—	—	—	—	(110.6)	(110.6)

Sales revenues	2,048.3	346.2	—	—	—	189.0	2,583.5
Cost of sales
Costs of production	(810.7)	(186.5)	—	—	—	(194.8)	(1,192.0)
Movement in inventory	21.7	6.8	—	—	—	—	28.5
Depreciation	(72.2)	(38.7)	—	—	—	(1.1)	(112.0)

Segmented gross profit (loss)	1,187.1	127.8	—	—	—	(6.9)	1,308.0
Other	3.8	(8.9)	—	—	—	(182.8)	(187.9)

Segmented operating profit (loss)	1,190.9	118.9	—	—	—	(189.7)	1,120.1
Net finance income (costs)	(5.2)	—	—	—	—	0.6	(4.6)

Segmented profit (loss) before undernoted items	1,185.7	118.9	—	—	—	(189.1)	1,115.5
Income taxes	(509.1)	—	—	—	—	48.4	(460.7)
Non-controlling interests	(126.4)	—	—	—	—	0.5	(125.9)

Segmented profit (loss)	550.2	118.9	—	—	—	(140.2)	528.9

Property, plant and equipment	958.0	214.5	956.3	713.2	358.0	624.4	3,824.4
Total assets	1,470.0	332.1	1,049.5	747.5	422.2	1,276.7	5,298.0
Total liabilities	668.8	42.0	221.1	61.8	21.7	114.1	1,129.5
Capital expenditures	332.1	46.9	303.0	303.4	59.7	4.4	1,049.5

Projects under development during 2011 included Kevitsa, Ravensthorpe and Sentinel, with Ravensthorpe achieving commercial production on December 28, 2011. The exploration and development costs related to these properties are capitalized.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

Geographical information

	December 31, 2012	December 31, 2011
Revenue by destination (a)
Zambia	1,618.6	1,728.9
China	793.9	362.5
South Africa	118.2	113.6
United Arab Emirates	89.5	—
Saudi Arabia	79.8	202.4
India	45.9	4.2
Sweden	44.1	—
Egypt	43.7	76.3
Brazil	37.7	—
South Korea	36.2	60.0
Canada	25.8	—
Taiwan	10.3	17.8
Switzerland	6.0	16.9
Other	0.7	0.9

	2,950.4	2,583.5

a)	Presented based on the ultimate destination of the product if known. If the eventual destination of the product sold through traders is not known then revenue is allocated to the location of the product at the time when the risks and rewards of ownership are passed.

	December 31, 2012	December 31, 2011
Non-current assets by location
Zambia	2,497.9	1,397.7
Australia	939.3	956.3
Finland	817.7	713.2
Peru	615.2	607.6
Mauritania	208.6	214.5
United Kingdom	1.9	4.4
Other	4.3	0.9

	5,084.9	3,894.6
Investments, deferred income tax assets and promissory note receivable	618.5	29.3

	5,703.4	3,923.9

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

25	Financial instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks, and management’s objectives, policies and procedures for managing these risks, are disclosed in the accounting policy in note 3n and as follows:

Fair values

The Company classifies its financial assets as fair value through profit or loss, available-for-sale, or loans and receivables. Financial liabilities are classified as either fair value through profit or loss, or other financial liabilities.

The following provides a comparison of carrying and fair values of each classification of financial instrument at December 31, 2012:

	Loans and receivables	Available- for-sale	Fair value through profit or loss	Other financial liabilities	Total carrying amount	Total fair value
Financial assets
Cash and cash equivalents	309.0	—	—	—	309.0	309.0
Trade receivables and other prepayments (a)	319.9	—	—	—	319.9	319.9
Derivative instruments	—	—	5.0	—	5.0	5.0
Investments
At cost (b)	—	16.0	—	—	16.0	—
At fair value	—	39.6	—	—	39.6	39.6
Promissory note receivable (c)	481.8	—	—	—	481.8	481.8

Financial liabilities
Trade and other payables	—	—	—	355.5	355.5	355.5
Derivative instruments	—	—	3.9	—	3.9	3.9
Debt facilities	—	—	—	396.8	396.8	396.8

a)	Trade receivables and other prepayments

Copper products are sold under pricing arrangements where final prices are set at a specified future date based on market copper prices. Changes between the prices recorded upon recognition of revenue and the final price due to fluctuations in copper market prices give rise to an embedded derivative in the accounts receivable. This derivative is classified as fair value through profit or loss and recorded at fair value, with changes in fair value recognized as a component of cost of sales.

b)	Investments – at cost

The Company holds investments in privately held entities which are measured at cost as the fair value cannot be reliably measured.

c)	Promissory note receivable

The promissory note from ENRC (note 21) is classified as a loan or receivable and carried at amortized cost. Management estimates that the fair value of the note receivable approximates the carrying value of $481.8 million which includes accrued interest of $12.5 million at December 31, 2012.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

The following provides a comparison of carrying and fair values of each classification of financial instrument at December 31, 2011:

	Loans and receivables	Available- for-sale	Fair value through profit or loss	Other financial liabilities	Total carrying amount	Total fair value
Financial assets
Cash and cash equivalents	452.1	—	—	—	452.1	452.1
Trade receivables and other prepayments (a)	165.4	—	—	—	165.4	165.4
Derivative instruments	—	—	5.1	—	5.1	5.1
Investments
At cost (b)	—	9.5	—	—	9.5	—
At fair value	—	8.5	—	—	8.5	8.5

Financial liabilities
Trade and other payables	—	—	—	254.0	254.0	254.0
Derivative instruments	—	—	8.4	—	8.4	8.4
Debt facilities	—	—	—	62.8	62.8	62.8

Fair value hierarchy

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Inputs for the asset or liability that are not based on observable market data.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy as at December 31, 2012:

	Level 1	Level 2	Level 3	Total fair value
Financial assets
Derivative instruments – LME contracts	4.6	—	—	4.6
Derivative instruments – OTC contracts	—	0.4	—	0.4
Investments at fair value	35.6	—	4.0	39.6

Financial liabilities
Derivative instruments – LME contracts	1.1	—	—	1.1
Derivative instruments – OTC contracts	—	1.3	—	1.3
Embedded derivative in subordinated debt facility	—	1.5	—	1.5

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy as at December 31, 2011:

	Level 1	Level 2	Level 3	Total fair value
Financial assets
Derivative instruments – LME contracts	4.3	—	—	4.3
Derivative instruments – OTC contracts	—	0.8	—	0.8
Investments at fair value	4.4	—	4.1	8.5

Financial liabilities
Derivative instruments – LME contracts	3.5	—	—	3.5
Derivative instruments – OTC contracts	—	2.5	—	2.5
Embedded derivative in subordinated debt facility	—	2.4	—	2.4

The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by comparing its pricing models to active market prices. Forward contracts for copper, nickel, gold and PGE are purchased on the London Metal Exchange and London Bullion Market and have direct quoted prices, therefore these contracts are classified within Level 1 of the fair value hierarchy. Other forward contracts held by the Company for copper and gold are OTC and therefore the valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates using inputs which can generally be verified and do not involve significant management judgment. Such instruments are classified within Level 2 of the fair value hierarchy.

The Company’s investments in marketable equity securities are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable security multiplied by the quantity of shares held by the Company. The Company’s investments classified as Level 3 include asset backed commercial paper. The Company reviews the fair value periodically to determine whether the value is materially impaired.

Financial risk management

Credit risk

The Company’s credit risk is primarily attributable to cash and bank balances, short-term deposits, derivative instruments, trade and other receivables and promissory note receivable. The Company’s exposure to credit risk is represented by the carrying amount of each class of financial assets, including commodity contracts, recorded in the consolidated balance sheet.

The Company limits its credit exposure on cash held in bank accounts by holding its key transactional bank accounts with highly rated financial institutions. The Company manages its credit risk on short-term deposits by only investing with counterparties that carry investment grade ratings as assessed by external rating agencies and spreading the investments across these counterparties. Under the Company’s risk management policy, allowable counterparty exposure limits are determined by the level of the rating unless exceptional circumstances apply. A rating of “A-” grade or equivalent is the minimum allowable rating required as assessed by international credit rating agencies. Likewise, it is the Company’s policy to deal with banking counterparties for derivatives who are rated “A-” grade or above by international credit rating agencies and graduated counterparty limits are applied depending upon the rating.

Exceptions to the policy for dealing with relationship banks with ratings below “A-” are reported to, and approved by, the Audit Committee. As at December 31, 2012, substantially all cash and short-term deposits are with counterparties with ratings “A-” or higher.

The Company’s credit risk associated with trade accounts receivable is managed through establishing long-term contractual relationships with international trading companies using industry-standard contract terms. More than 20% of the Company’s trade receivables are generated from two customers together representing greater than 40% of the total sales for the year. Other accounts receivable consist of amounts owing from government authorities in relation to the refund of value-added taxes applying to inputs for the production process and property, plant and equipment expenditures.

The promissory note receivable from ENRC includes mandatory prepayment features triggered by the counterparty’s circumstances: delisting from the London Stock Exchange; the counterparty’s long-term unsecured, unsubordinated debt being downgraded to a rating lower than “B-” by Moody’s Investor Services Limited; a material portion of the counterparty’s assets are nationalized and/or expropriated by any government entities; or it becomes unlawful for the counterparty to perform any of their obligations under the promissory note.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

Significant credit risk exposures to any single counterparty or group of counterparty having similar characteristics are as follows:

	December 31, 2012	December 31, 2011
Commodity traders and smelters (Trade receivables and other receivables)	319.9	175.0
Government authorities (Prepaid taxes and VAT receivable)	234.7	63.1
Promissory note due from ENRC	481.8	—

	1,036.4	238.1

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Liquidity risk

The Company manages liquidity risk by maintaining cash and cash equivalent balances and available credit facilities to ensure that it is able to meet its short-term and long-term obligations as and when they fall due. Company-wide cash projections are managed centrally and regularly updated to reflect the dynamic nature of the business and fluctuations caused by commodity price and exchange rate movements.

In addition, the Company was obligated under its corporate revolving credit and term loan facility to maintain liquidity and satisfy various ratio tests on an historical and prospective cash flow basis. These ratios were in compliance during the year ended December 31, 2012 and December 31, 2011.

The Company had the following balances and facilities available to them at the balance sheet dates:

	December 31, 2012	December 31, 2011
Cash and cash equivalents	309.0	452.1
Working capital balance (a)	1,131.0	352.5
Undrawn debt facilities	1,317.4	316.7

a)	Working capital is defined as the net total of accounts receivable, inventory, prepayments, accounts payable, accruals, and current taxes payable or receivable.

Contractual and other obligations as at December 31, 2012 are as follows:

	Carrying Value	Contractual Cashflows	< 1 year	1 – 3 years	3 – 5 years	Thereafter
Debt	396.8	584.9	73.3	60.0	50.8	400.8
Trade and other payables	355.5	355.5	355.5	—	—	—
Current taxes payable	32.5	32.5	32.5	—	—	—
Deferred payments	4.2	4.2	4.2	—	—	—
Finance leases	27.2	38.9	3.8	7.6	7.6	19.9
Commitments	897.2	897.2	897.2	—	—	—
Restoration provisions	270.5	519.0	0.6	5.6	1.0	511.8

Total	1,983.9	2,432.2	1,367.1	73.2	59.4	932.5

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

Contractual and other obligations as at December 31, 2011 are as follows:

	Carrying Value	Contractual Cashflows	< 1 year	1 – 3 years	3 –5 years	Thereafter
Debt	62.9	63.2	48.2	10.1	4.9	—
Trade and other payables	273.4	273.4	273.4	—	—	—
Current taxes payable	289.4	289.4	289.4	—	—	—
Deferred payments	7.9	7.9	0.4	0.4	—	7.1
Finance leases	28.6	41.9	3.7	7.4	7.4	23.4
Commitments	380.4	380.4	380.4	—	—	—
Restoration provisions	252.5	239.7	1.3	2.6	2.6	233.2

Total	1,295.1	1,295.9	996.8	20.5	14.9	263.7

Market risks

a)	Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices of copper, gold, nickel and PGE and other elements. The Company is also exposed to commodity price risk on diesel fuel required for mining operations and sulphur required for acid production. The Company’s risk management policy allows for the management of these exposures through the use of derivative financial instruments.

The Company does not purchase, hold or sell derivative financial instruments unless there is an outstanding contract resulting in exposure to market risks that it intends to mitigate. As at December 31, 2012 and December 31, 2011, the Company had entered into derivative contracts for copper, gold, nickel and PGE in order to reduce the effects of fluctuations in metal prices between the time of the shipment of metal from the mine site and the date agreed for pricing the final settlement.

As at December 31, 2012 and December 31, 2011, the Company had not entered into any diesel or sulphur derivatives.

The Company’s commodity price risk related to accounts receivable related to changes in fair value of embedded derivatives in accounts receivable reflecting copper and gold sales provisionally priced based on the forward price curve at the end of each quarter and the commodity price risk related to long-term debt related to the embedded copper derivative in the Kansanshi subordinated debt facility.

The following table shows the impact on net earnings from changes in the fair values of financial instruments of a 10% change in the copper, gold and nickel commodity prices, based on December 31, 2012 prices. There is no impact of these changes on other comprehensive income except indirectly through the impact on the fair value of the available-for-sale investments. The impact of a 10% movement in commodity prices is as follows:

	Average contract price on December 31		Impact of price change on net earnings
	2012	2011	2012	2011
Copper	$3.61/lb	$3.41/lb	1.9	0.9
Gold	$1,705/oz	$1,692/oz	0.3	0.1
Nickel	$7.81/lb	$8.21/lb	0.8	0.8
PGE and other elements	—	—	0.4	—

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

b)	Interest rate risk

The Company’s interest rate risk arises from interest paid on floating rate borrowings and the interest received on cash and short-term deposits.

Deposits are invested on a short-term basis to ensure adequate liquidity for payment of operational and capital expenditures. To date no interest-rate management products, such as swaps, are used in relation to deposits.

The Company manages its interest rate risk on borrowings on a net basis after first recognizing the natural hedge arising from floating rate deposits. The Company has a policy allowing floating-to-fixed interest rate swaps targeting 50% of exposure over a five year period. As at December 31, 2012, the Company held no floating-to-fixed interest rate swaps. As at December 31, 2011 the Company held no floating-to-fixed interest rate swaps.

At December 31, 2012, the impact on a full year net earnings of a 100 basis point change in interest rate would be as follows:

	December 31, 2012	Impact of interest rate change on net earnings
		100 basis point increase	100 basis point decrease
Interest-bearing deposits and cash at bank	309.0	2.2	(1.0)
Floating rate borrowings	42.6	(0.3)	0.1

At December 31, 2011, the impact on a full year net earnings of a 100 basis point change in interest rate would be as follows:

	December 31, 2011	Impact of interest rate change on net earnings
		100 basis point increase	100 basis point decrease
Interest-bearing deposits and cash at bank	452.1	3.2	(1.6)
Floating rate borrowings	43.3	(0.3)	0.1

c)	Foreign exchange risk

The Company’s functional and reporting currency is USD. As virtually all of the Company’s revenues are derived in USD and the majority of its business is conducted in USD, foreign exchange risk arises from transactions denominated in currencies other than USD. Commodity sales are denominated in USD, the majority of borrowings are denominated in USD and the majority of operating expenses are denominated in USD. The Company’s primary foreign exchange exposures are to the local currencies in the countries where the Company’s operations are located, principally the Zambian kwacha (“ZMK”), Australian dollar (“AUD”) Mauritanian ouguiya (“MRO”) and the Euro (“EUR”); and to the local currencies of suppliers who provide capital equipment for project development, principally the AUD, EUR and the South African rand (“ZAR”).

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

The Company’s risk management policy allows for the management of exposure to local currencies through the use of financial instruments at a targeted amount of up to 100% for exposures within one year down to 50% for exposures in five years.

As at December 31, 2012, the Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than USD:

	Cash and cash equivalents	Trade and other receivables	Investments	Financial liabilities
CAD	0.2	2.8	42.2	2.8
AUD	13.6	2.1	—	2.7
ZMK	5.4	232.3	—	38.6
EUR	44.8	4.5	—	21.3
ZAR	14.8	0.2	—	0.4
MRO	0.8	9.2	—	1.0
Other	0.5	0.3	—	0.8

Total	80.1	251.4	42.2	67.6

Based on the above net exposures as at December 31, 2012, a 10% change of the above currencies against the USD would result in a $6.4 million increase or decrease in the Company’s net earnings and would result in a $3.8 million increase or decrease in the Company’s other comprehensive income.

As at December 31, 2011, the Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than USD:

	Cash and cash equivalents	Trade and other receivables	Investments	Financial liabilities
CAD	6.6	—	4.3	—
AUD	9.6	—	—	54.8
ZMK	9.6	32.4	—	8.8
EUR	16.6	22.9	—	55.0
ZAR	5.6	—	—	18.3
MRO	1.7	—	—	5.9
Other	0.9	—	—	12.1

Total	50.6	55.3	4.3	154.9

Based on the above net exposures as at December 31, 2011, a 10% change of the above currencies against the USD would result in an $4.5 million increase or decrease in the Company’s net earnings and would result in a $0.4 million increase or decrease in the Company’s other comprehensive income.

Capital management

The Company’s objectives when managing capital are to continue to provide returns for shareholders, and comply with lending requirements while safeguarding the Company’s ability to continue as a going concern. The Company considers the items included in equity to be capital.

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, or sell assets to reduce debt.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

Derivatives not designated as hedged instruments

As at December 31, 2012, the following derivative positions were outstanding:

		Average price
	Open Positions (tonnes/ounces)	Contract	Market	Maturities Through
Embedded derivatives in provisional sales contracts:
Copper	50,191	$3.61/lb	$3.59/lb	March 2013
Nickel	3,996	7.81/lb	7.70/lb	February 2013
Gold	19,462	1,705/oz	1,676/oz	March 2013

Commodity contracts:
Copper	53,453	$3.61/lb	$3.59/lb	March 2013
Nickel	3,315	7.81/lb	7.70/lb	February 2013
Gold	21,253	1,705/oz	1,676/oz	March 2013

A summary of the fair values of unsettled derivative financial instruments for commodity contracts recorded on the consolidated balance sheet:

	December 31, 2012	December 31, 2011
Commodity contracts:
Asset position	$5.0	$5.1
Liability position	(2.4)	(6.0)

Derivative liabilities on the balance sheet also include $1.4 million (December 31, 2011 – $2.4 million) relating to the embedded derivative liability in the Kansanshi subordinated debt (note 9) recorded at fair value.

26	Supplementary cash flow information

Cash and cash equivalents comprise the following:

	2012	2011
Cash on hand and balances in bank	200.9	251.8
Short-term deposits	108.1	200.3

	309.0	452.1

27	Commitments

In conjunction with the development of Sentinel, and other projects including the copper smelter project at Kansanshi, the Company has committed to approximately $897.2 million (December 31, 2011 – $380.4 million) in capital expenditures.

First Quantum Minerals Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts expressed in millions of U.S. dollars, except where indicated and share and per share amounts)

28	Post balance sheet events

a)	Offer to acquire shares of Inmet Mining Corporation (“Inmet”)

On January 9, 2013 the Company announced that it has formally commenced an offer to acquire all of the outstanding shares of Inmet for total consideration of approximately C$5.1 billion. Inmet shareholders have the opportunity to elect shares in the Company, cash, or a combination thereof, subject to an overall consideration mix of approximately 50% in shares and 50% in cash. The offer is open until March 11, 2013.

b)	Dividend declared

The Company has declared a final dividend of C$0.1147 per share in respect of the financial year ended December 31, 2012. The final dividend of C$0.1147, together with the interim dividend of $0.0603 CAD, is a total of C$0.175 for the 2012 financial year.